SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2008, incorporated by reference herein:

Exhibit

99.1 Release dated October 1, 2008, entitled “SETTLEMENT WITH JCI LIMITED”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 2, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD")

Settlement with JCI Limited

Over the past eight years, DRDGOLD has been in dispute and litigation with numerous parties including Mr
RAR Kebble, the late Mr B Kebble, Mr J Stratton, Mr H Buitendag and JCI Limited (“JCI”) in South Africa
(“the parties”). The litigation included a claim in relation to the Rawas transaction. These matters have been well publicised in the media. On 16 September 2008, all disputes between DRDGOLD and the parties were settled. In terms of the settlement agreement, JCI has paid to DRDGOLD a total sum of R25,5 million.
DRDGOLD and the parties have agreed that all claims and counterclaims have been resolved without any admission of liability.

Randburg
1 October 2008

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